1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 10, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/02/19:	The Company to participate in investor conference held by JPMorgan

99.02	Announcement on 2021/02/22:	Announcement for the disposal of common shares of China Airlines Ltd.

99.03	Announcement on 2021/02/23:	Board of directors resolves to convene the Company's annual general meeting on May 28, 2021

99.04	Announcement on 2021/02/23:	The Board resolves the distribution of cash dividend

99.05	Announcement on 2021/02/23:	The Company announced consolidated financial statements for the year ended December 31, 2020 approved by the Board of Directors

99.06	Announcement on 2021/02/24:	Announcement for the disposal of common shares of China Airlines Ltd.

99.07	Announcement on 2021/02/25:	Announcement for the disposal of common shares of China Airlines Ltd.

99.08	Announcement on 2021/03/10:	Chunghwa Telecom announces its operating results for February 2021

99.09	Announcement on 2021/03/10:	February 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The Company to participate in investor conference held by JPMorgan

Date of events: 2021/02/22

Contents:

1.	Date of institutional investor conference: 2021/02/22

2.	Time of institutional investor conference: 9:00 am (Taipei time)

3.	Location of institutional investor conference: Taipei

4.	Outline of institutional investor conference:

Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.	Any other matters that need to be specified: None

EXHIBIT 99.02

Announcement for the disposal of common shares of China Airlines Ltd.

Date of events: 2021/02/22

Contents:

1.	Name of the securities: Common shares of China Airlines Ltd.

2.	Trading date: 2021/01/04~2021/02/22

3.	Amount, unit price, and total monetary amount of the transaction: 106,074,000 units; NT$11.85 per unit; Total amount: NT$1,256.9 million.

4.	Gain (or loss) through disposal (not applicable in case of acquisition of securities): Gain NT$8.8 million (recognized as other comprehensive income)

5.	Relationship with the underlying company of the trade: None

6.

Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges): 216,639,116 units; NT$2,567.2 million; 4.0%; None.

7.

Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: 6.00%; 7.45%; NT$10,582.8 million.

8.	Concrete purpose of the acquisition or disposal: Operating fund

9.	Any dissenting opinions of directors to the present transaction: N/A

10.	Whether the counterparty of the current transaction is a related party: No

11.	Trading counterparty and its relationship with the Company: N/A

12.	Date of the board of directors resolution: NA

13.	Date of ratification by supervisors or approval by the audit committee: NA

14.	Any other matters that need to be specified: None

EXHIBIT 99.03

Board of directors resolves to convene the Company's annual general meeting on May 28, 2021

Date of events: 2021/02/23

Contents:

1.	Date of the board of directors' resolution: 2021/02/23

2.	Shareholders meeting date: 2021/05/28

3.	Shareholders meeting location: Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.	Cause for convening the meeting (1)Reported matters:

a. 2020 business report

b. 2020 audit committee's review report

c. 2020 compensation distribution to directors and employees

d. Amendments to the Ethical Corporate Management Best Practice Principles of the Company

e. Corporate social responsibility policies, systems and related management guidelines

f. Issuance of unsecured straight corporate bonds for 2020

5.	Cause for convening the meeting (2)Acknowledged matters:

a. Ratification of 2020 business report and financial statements

b. Ratification of 2020 earnings distribution proposal

6.	Cause for convening the meeting (3)Matters for Discussion:

a. Amendments to the Articles of Incorporation of the Company

b. Amendments to the Ordinance of Shareholders Meetings of the Company

c. Amendments to the Rules for Election of Directors of the Company

d. Release of non-competition restrictions on directors

7.	Cause for convening the meeting (4)Election matters: N/A

8.	Cause for convening the meeting (5)Other Proposals: N/A

9.	Cause for convening the meeting (6)Extemporary Motions: Extemporary Motions

10.	Book closure starting date: 2021/03/30

11.	Book closure ending date: 2021/05/28

12.	Any other matters that need to be specified: None

EXHIBIT 99.04

The Board resolves the distribution of cash dividend

Date of events: 2021/02/23

Contents:

1.	Date of the board of directors resolution : 2021/02/23

2.	Year or quarter which dividends belong to: Year 2020

3.	Period which dividends belong to: 2020/01/01~2020/12/31

4.	Appropriations of earnings in cash dividends to shareholders (NT$ per share): 4.306

5.	Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

6.	Total amount of cash distributed to shareholders (NT$): 33,403,564,823

7.	Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

8.	Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

9.	Total amount of stock distributed to shareholders (shares): 0

10.	Any other matters that need to be specified: None

11.	Per value of common stock: NT$10 per share

EXHIBIT 99.05

The Company announced consolidated financial statements for the year ended December 31, 2020 approved by the Board of Directors

Date of events: 2021/02/23

Contents:

1.	Date of the financial reports submitted to the board of directors or approved by the board of directors: 2021/02/23

2.	Date of the financial reports approved by the audit committee: 2021/02/22

3.	Start and end dates of financial reports of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2020/01/01~2020/12/31

4.	Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 207,608,998

5.	Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 70,580,146

6.	Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 42,361,726

7.	Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 42,830,971

8.	Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 34,705,543

9.	Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 33,406,130

10.	Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 4.31

11.	Total assets end of the period (thousand NTD): 506,377,992

12.	Total liabilities end of the period (thousand NTD): 117,119,535

13.	Equity attributable to owners of parent end of the period (thousand NTD): 377,931,016

14.	Any other matters that need to be specified: None

EXHIBIT 99.06

Announcement for the disposal of common shares of China Airlines Ltd.

Date of events: 2021/02/24

Contents:

1.	Name of the securities: Common shares of China Airlines Ltd.

2.	Trading date: 2021/02/23~2021/02/24

3.	Amount, unit price, and total monetary amount of the transaction: 53,000,000 units; NT$12.26 per unit; Total amount: NT$649.7 million.

4.	Gain (or loss) through disposal (not applicable in case of acquisition of securities): Gain NT$26.0 million (recognized as other comprehensive income)

5.	Relationship with the underlying company of the trade: None

6.

Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges): 110,565,116 units; NT$1,332.3 million; 2.04%; None.

7.

Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: 5.50%; 7.05%; NT$-8,431.1 million.

8.	Concrete purpose of the acquisition or disposal: Operating fund

9.	Any dissenting opinions of directors to the present transaction: N/A

10.	Whether the counterparty of the current transaction is a related party: No

11.	Trading counterparty and its relationship with the Company: N/A

12.	Date of the board of directors resolution: NA

13.	Date of ratification by supervisors or approval by the audit committee: NA

14.	Any other matters that need to be specified: None

EXHIBIT 99.07

Announcement for the disposal of common shares of China Airlines Ltd.

Date of events: 2021/02/25

Contents:

1.	Name of the securities: Common shares of China Airlines Ltd.

2.	Trading date: 2021/02/25~2021/02/25

3.	Amount, unit price, and total monetary amount of the transaction: 57,565,000 units; NT$12.80 per unit; Total amount: NT$737.1 million.

4.	Gain (or loss) through disposal (not applicable in case of acquisition of securities): Gain NT$59.6 million (recognized as other comprehensive income)

5.	Relationship with the underlying company of the trade: None

6.

Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g.pledges): 57,565,116 units; NT$762.7 million; 1.06%; None.

7.

Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: 5.37%; 6.88%; NT$-8,431.1 million.

8.	Concrete purpose of the acquisition or disposal: Operating fund

9.	Any dissenting opinions of directors to the present transaction: N/A

10.	Whether the counterparty of the current transaction is a related party: No

11.	Trading counterparty and its relationship with the Company: N/A

12.	Date of the board of directors resolution: NA

13.	Date of ratification by supervisors or approval by the audit committee: NA

14.	Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa Telecom announces its operating results for February 2021

Date of events: 2021/03/10

Contents:

1.	Date of occurrence of the event:2021/3/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for February 2021 increased year over year to NT$ 16.76 billion, mainly due to the increase of ICT project revenue and handset sales revenue. Mobile service revenue remained flat. Operating costs and expenses increased year over year to NT$ 13.01 billion, mainly due to the increase of cost of goods sold driven by the higher sales revenue, as well as the increase of project costs driven by the higher ICT project revenue. Operating income was NT$ 3.75 billion. Income before tax was NT$ 3.78 billion. Net income attributable to stockholders of the parent company was NT$ 2.98 billion. EPS was NT$0.38, which increased year over year. In addition, revenue, operating income, pretax income and EPS all exceeded the first quarter guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.09

Chunghwa Telecom

March 10, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
Feb.	Net sales	16,757,265	15,877,867	(+) 879,398	(+)5.54%
Jan.-Feb.	Net sales	33,876,583	32,574,150	(+)1,302,433	(+)4.00%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,956,690

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	176,940
	Fair Value	432
	The amount of unrealized gain(loss) recognized this year	-1,840

Settled Position	Total amount of contract	430,217
	The amount of realized gain(loss) recognized this year	-1,892

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-1,752

Settled Position	Total amount of contract	186,288
	The amount of realized gain(loss) recognized this year	154

b Trading purpose : None